Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intertape Polymer Group Inc. (“IPG” or the “Company”)

100 Paramount Drive

Suite 300

Sarasota, Florida

34232

Item 2.	Date of Material Change

March 7, 2022

Item 3.	News Release

The Company issued a news release indicating the material change described below on March 8, 2022 via GlobeNewswire.

Item 4.	Summary of Material Change

On March 8, 2022, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with 1351693 B.C. LTD., a British Columbia corporation (the “Purchaser”), itself an affiliate of Clearlake Capital Group, L.P. (“Clearlake”), pursuant to which the Purchaser will acquire all of the issued and outstanding common shares (the “Shares”) of the Company for CDN$40.50 in cash per Share.

Item 5.	Full Description of Material Change

On March 8, 2022, the Company announced that it had entered into the Arrangement Agreement with the Purchaser under which the Purchaser will acquire all of the outstanding Shares for CDN$40.50 per Share in an all-cash transaction valued at approximately US$2.6 billion, including net debt (the “Transaction”).

This represents a premium of approximately 66% to the volume weighted average trading price of the Shares on the Toronto Stock Exchange for the preceding 30 trading days and approximately 82% to the closing price of the Shares on the Toronto Stock Exchange on March 7, 2022. Upon completion of the transaction, IPG will become a privately held company.

The Transaction will be effected by way of a court-approved plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act (the “CBCA”). Completion of the Arrangement is subject to customary closing conditions, including court approval, receipt of certain regulatory approvals, and the Requisite Approval (defined below). The Transaction is expected to close during the third quarter of 2022.

The requisite approval (the “Requisite Approval”) of shareholders of the Company (“Company Shareholders”) shall be (i) 66 2⁄3% of the votes cast on the Arrangement resolution relating to the Transaction by the Company Shareholders present in person or represented by proxy at the annual and special meeting of Company Shareholders to be held to approve the Transaction (the “Company Meeting”) and (ii) if required by Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority of the votes cast on the Arrangement resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, excluding Shares held by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, if any.

The Purchaser has entered into voting support agreements with each of the directors of the Company, holding in the aggregate approximately 4.6%of the issued and outstanding Shares, under which each has agreed to vote all of his or her Shares in favor of the Transaction.

Based upon a number of factors, the board of directors of the Company (the “Board”) and the special committee of the Board unanimously recommends the Transaction be approved by the Company Shareholders.

Fairness Opinions

Morgan Stanley & Co. LLC (“Morgan Stanley”), the Company’s financial advisor, provided the Board with an opinion that, as of March 7, 2022, and based upon and subject to the various assumptions, limitations and qualifications on the scope of review undertaken by Morgan Stanley as set out in Morgan Stanley’s written fairness opinion, the consideration to be received by the Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders.

In addition, in connection with its review, National Bank Financial Inc. (“NBF”) was retained by the Board to act as an independent financial advisor and to provide an opinion on a fixed-fee basis, and NBF provided the Board with an opinion that, as of March 7, 2022, and subject to the assumptions, limitations and qualifications set out in NBF’s written fairness opinion, the consideration to be received by the Company Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Company Shareholders.

Terms of the Arrangement Agreement

The description of the terms of the Arrangement Agreement contained herein does not purport to be complete and is qualified in its entirety by the terms of the Arrangement Agreement, which has been separately filed by the Company and is available under the Company’s profile at www.sedar.com.

Pursuant to the Arrangement, the Shares will be acquired by the Purchaser at a price of CDN$40.50 per Share in cash.

The Arrangement Agreement contains customary representations and warranties made by the Company and the Purchaser and customary covenants, including that the Company shall use its reasonable best efforts and shall cause its subsidiaries to use their respective reasonable best efforts to (a) conduct their business in the ordinary course consistent with past practice in all material respects, (b) preserve intact in all material respects their business organizations, and existing relationships with persons having material business relationships therewith, and (c) comply with all applicable law in all material respects, during the period between the execution of the Arrangement Agreement and the closing of the Transaction, and to not engage in certain kinds of transactions or take certain actions during this period.

The Arrangement Agreement provides, among other things, that the Company, its subsidiaries and their representatives shall not, directly or indirectly, initiate, solicit or knowingly encourage the submission of an Acquisition Proposal (as defined in the Arrangement Agreement); provided, however, if, prior to receiving approval of the Transaction by the Company Shareholders, the Board receives an unsolicited Acquisition Proposal from a third party that it determines in good faith, after consultation with its advisors, constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Arrangement Agreement), then it may, subject to, among other things, the right of the Purchaser to match such Superior Proposal within four business days, change its recommendation with respect to the Arrangement, terminate the Arrangement Agreement and enter into a definitive agreement in respect of such Superior Proposal and pay the Purchaser a termination fee of US$81 million.

The Arrangement Agreement provides that the closing of the Transaction is conditional upon the satisfaction of the following mutual conditions (which may be waived, in whole or in part, by the mutual consent of each of the Company and the Purchaser): (i) the Requisite Approval; (ii) court approval; (iii) no law being in effect that prohibits, restrains or renders illegal the consummation of the Arrangement; and (iv) each of the required regulatory approvals being obtained. The Arrangement Agreement further provides that the closing of the Transaction is conditional upon the satisfaction of customary conditions in favour of each of the Purchaser and the Company.

The completion of the Transaction is not subject to a financing condition. The Purchaser has agreed to pay the Company a termination fee of US$142 million if the Transaction is not completed in certain circumstances, including if, subject to the conditions set forth in the Arrangement Agreement, the Purchaser fails to consummate the closing of the Transaction by the second business day following delivery of a notice by the Company of its readiness and ability to consummate the closing of the Transaction within two business days.

The Arrangement Agreement may be terminated prior to the Effective Time (as defined in the Arrangement Agreement) by mutual written agreement of the parties, or by either party if (i) the Company Meeting is held and the Requisite Approval is not obtained upon a vote thereon at such meeting; (ii) following the date of the Arrangement Agreement, a law is enacted that prohibits, restrains or renders illegal the consummation of the Arrangement; or (iii) the Transaction is not consummated by August 4, 2022, provided the terminating party is not the cause of such delay.

In addition, the Arrangement Agreement may be terminated prior to the Effective Time by the Company if (i) there exist certain breaches of representations, warranties or covenants of the Purchaser, (ii) prior to obtaining the Requisite Approval for the Transaction, the Board authorizes the Company to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement, or (ii) mutual conditions and conditions in favour of the Purchaser have been satisfied and the Purchaser fails to complete the Transaction.

The Arrangement Agreement may be terminated by the Purchaser prior to the Effective Time if (i) the Company willfully and materially breaches in a manner adverse to Purchaser its non-solicitation obligations under the Arrangement Agreement, (ii) there exist certain breaches of representations, warranties or covenants of the Company, or (iii) prior to obtaining the Requisite Approval for the Transaction, the Board changes its recommendation that Company Shareholders approve the Transaction or fails to include its recommendation in the management information circular to be mailed to Company Shareholders in advance of the Company Meeting (the “Circular”).

A copy of the Arrangement Agreement has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Management Information Circular

Further details regarding the Transaction will be included in the Circular. A copy of the Arrangement Agreement has been filed on SEDAR under the Company’s profile at www.sedar.com, and copies of the Circular and related documents will be mailed to Company Shareholders and made available on SEDAR under the Company’s profile at www.sedar.com prior to the date of the Company Meeting.

Disclosure for Restructuring Transactions (Item 5.2) is not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Jeffrey Crystal, Chief Financial Officer of IPG. Mr. Crystal can be reached at (866) 202-4713.

Item 9.	Date of Report

March 9, 2022

Caution Regarding Forward-Looking Statements

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this material change report, including statements regarding: the ability to obtain required regulatory, shareholder and court approvals for the transaction, the timing of obtaining such approvals, the risk that such approvals may not be obtained in a timely manner or at all and the risk that such approvals may be obtained on conditions that are not anticipated; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the ability to achieve the expected benefits of the transaction; the Company’s ability to continue to effectively cover the dollar contribution spread between selling price and raw materials plus freight; the Company’s ability to effectively navigate supply constraints; future dividend payments; the COVID-19 pandemic (including the operations of the Company’s facilities, the Company’s priorities as it moves through the pandemic and the uncertainty for the duration of the pandemic and of the impacts resulting from the pandemic); the Company’s outlook; the Company’s modification of its supply plans as needed to navigate any further supply chain disruptions; and the Company’s expansion of its production capacity (including the related investment time horizon, expected returns, and demand and risk expectations) may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company’s greenfield projects and manufacturing facility expansions; the availability of raw materials; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility; the Company’s flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this material change report. The Company will not update these statements unless applicable securities laws require it to do so.

Intertape Polymer Group Inc. Contact:

Ross Marshall LodeRock Advisors Inc.

ross.marshall@loderockadvisors.com

+1 (416) 526-1563

Clearlake Capital Group, L.P. Media Contact:

Jennifer Hurson Lambert & Co.

jhurson@lambert.com

+1 (845) 507-0571